Atheros Communications, Inc.

5480 Great America Parkway

Santa Clara, CA 95054

February 6, 2008

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Kristin Lochhead

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Mail Stop 6010

Re:	Atheros Communications, Inc.

Form 10-K for the fiscal year ended December 31, 2006

Filed March 1, 2007

Form 8-K/A dated December 18, 2006

File No. 000-50534

Dear Ms. Lochhead:

On behalf of Atheros Communications, Inc., this letter responds to comments on the above-referenced Form 10-K and Form 8-K/A received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated January 25, 2008. Set forth below are our responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff.

Form 8-K/A dated December 18, 2006 (filed March 5, 2007)

Exhibit 99.1 Financial Statements of Attansic Technology Corporation as of and for the nine months ended September 30, 2006 and as of and for the year ended December 31, 2005

1.	We note your response to prior comment 5 in our letter dated December 28, 2007 where you have concluded that you have substantially complied with the requirements of Rule 3-05 of Regulation S-X. Please note that in spite of your conclusions, the Form 8-K/A dated December 18, 2006 remains deficient. In addition, we note that a number of rule and form eligibility standards under the Securities Act and the Exchange Act – such as, for example, Regulation S, Rule 144, Form S-3, and Form S-8 – require, among other things, that issuers wishing to avail themselves of that rule or form be subject to the Exchange Act reporting requirements and have filed all material required to be filed pursuant to Exchange Act Section 13 or 15(d) for a specified period of time. Atheros Communications’ only means of satisfying that current reporting requirement is to file all required materials during the period specified by a particular rule or form. Please confirm to us your understanding of the above.

Securities and Exchange Commission

February 6, 2008

For specific consideration of your eligibility to rely on specific rules or forms going forward, please contact the Division’s Office of Chief Counsel.

Response: The Registrant understands the foregoing and will file a Form 8-K/A to provide the additional financial information.

* * *

In connection with the foregoing response to the Staff’s comments, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments concerning any matter with respect to our response to the comments received from the Staff may be directed to me at (408) 773-5387. Comments may also be sent to my attention via facsimile to (408) 738-2849.

Very truly yours,

/s/ Jack Lazar
Jack Lazar
Vice President and Chief Financial Officer

cc:	Brian Cascio, SEC Accounting Branch Chief

Jong Ho Hwang

Allison Leopold Tilley, Esq.